May 8, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    Tecogen Inc.
Registration Statement on Form S-1 (or the Registration Statement)
Registration File No. 333-193823

Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, as the Placement Agent, hereby joins in the request of Tecogen Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 5:00 p.m., Eastern Time, on Monday, May 12, 2014, or as soon thereafter as practicable.
Pursuant to Rule 460 of the Act, please be advised that through the date hereof, the undersigned effected the distribution of approximately 240 copies of the Company’s Preliminary Prospectus, dated April 23, 2014 to prospective investors, dealers and others.
This is to further advise you that the undersigned has complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

SCARSDALE EQUITIES LLC

By:	/s/ Francis A. Mlynarczyk, Jr.
Name: Francis A. Mlynarczyk, Jr.
Title:	Chief Executive Officer